UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2020
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: Date: October 15, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 - 102F3
Material Change Report
1.Name and Address of Company
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
St. Laurent, Québec H4M 2X5
2.Date of Material Change
October 15, 2020.
3.News Release
Intertape Polymer Group Inc. (“Intertape”) issued a press release with respect to the material change described below on October 15, 2020 via GlobeNewswire.
4.Summary of Material Change
Mr. Chris Cawston and Ms. Jane Craighead have been appointed to the Board of Directors of Intertape.
5.Full Description of Material Change
5.aFull Description of Material Change
The Board of Directors of Intertape appointed Ms. Jane Craighead and Mr. Chris R. Cawston, each of Ontario, Canada, as new board members of the Company, effective October, 15, 2020.

Jane Craighead has been a member of the board of Clearwater Seafoods since 2015 and Jarislowsky Fraser Limited since 2018. Her prior roles include Senior Vice President Global Human Resources at Scotiabank, Global Practice Leader Rewards at Rio Tinto plc and Eastern Canada Business Leader for Human Capital Advisory Services at Mercer Human Resource Consulting. Previously, Ms. Craighead held full-time faculty appointments at Queen's University, Concordia University, and McGill University. Ms. Craighead holds a PhD in Management from McGill University and is a Canadian chartered professional accountant.
Chris Cawston was previously a member of the board of AutoServe1 from 2014 until the sale of the business in 2019. Mr. Cawston was most recently the President of Sym-Tech Inc, a leading provider of Finance and Insurance solutions to automobile dealers and original equipment manufacturers. His prior roles include, President and CEO of SCI Marketview, Founder and President of Premier Salons & Magicuts, and Director Internal Audit, Mitel Corporation. Mr. Cawston began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Cawston is a Canadian chartered professional accountant.
Ms. Craighead and Mr. Cawston will sit as independent directors of the Board.

5.bDisclosure for Restructuring Transactions
Not applicable.
6.Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.Omitted Information
Not applicable.
8.Executive Officer
The senior officer who can answer questions regarding this report is Mr. Jeffrey Crystal, Chief Financial Officer of Intertape. Mr. Crystal can be reached at (866) 202-4713.
9.Date of Report
October 15, 2020.